FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                06 June 2003


                          CRH:  Holding(s) in Company


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:   Holding(s) in Company


6th June 2003


CRH plc ("the Company")

-----------------------

The Company received notification today, 6th June 2003, from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company (together "CGC"), pursuant to Section 67 of the Companies Act 1990, that, as at 4th June 2003, CGC had an interest in 30,259,425 Ordinary Shares of CRH plc representing 5.75 per cent of the Company's issued Ordinary Share Capital.


Contact

Neil Colgan

Assistant Company Secretary

Tel: 00 3531 6344340


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:06 June 2003


                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                      Finance Director Designate